FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of May 2026

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Fiscal Year Ended March 31, 2026
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 13, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda
Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Fiscal Year Ended March 31, 2026 (IFRS, Consolidated)
May 13, 2026

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2111	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of annual general meeting of shareholders: June 24, 2026
Scheduled date of securities report submission: June 17, 2026
Scheduled date of dividend payment commencement: June 25, 2026
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (April 1, 2025 to March 31, 2026)
(1)Consolidated Operating Results

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before tax		Net profit for the year		Net profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2026	4,505,720	(1.7)	408,761	19.3	260,189	48.6	192,026	77.6	191,762	77.7
For the Fiscal Year Ended March 31, 2025	4,581,551	7.5	342,586	60.0	175,084	231.7	108,143	(25.0)	107,928	(25.1)

	Total comprehensive income for the year		Basic earnings per share		Diluted earnings per share		Return on equity attributable to owners of the Company		Ratio of profit before income taxes to total assets
	(Million JPY)	(%)	(JPY)		(JPY)		(%)		(%)
For the Fiscal Year Ended March 31, 2026	1,124,427	-	121.75		119.64		2.6		1.8
For the Fiscal Year Ended March 31, 2025	(57,698)	-	68.36		67.23		1.5		1.2

	Ratio of operating profit to revenue		Core Revenue		Core Operating Profit		Core EPS
	(%)		(Billion JPY)	(%)	(Billion JPY)	(%)	(JPY)
For the Fiscal Year Ended March 31, 2026	9.1		4,505.7	(1.6)	1,172.5	0.8	517
For the Fiscal Year Ended March 31, 2025	7.5		4,579.8	7.4	1,162.6	10.2	491
(Reference) Share of profit (loss) of investments accounted for using the equity method:
For the Fiscal Year Ended March 31, 2026 JPY -2,177 million For the Fiscal Year Ended March 31, 2025 JPY -3,986 million

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2026	15,453,113	7,774,800	7,773,592	50.3	4,920.50
As of March 31, 2025	14,248,344	6,935,979	6,935,084	48.7	4,407.01

(3)Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
For the Fiscal Year Ended March 31, 2026	1,041,431	(369,141)	(496,820)	595,054
For the Fiscal Year Ended March 31, 2025	1,057,182	(367,060)	(751,425)	385,113

2. Dividends

	Annual dividends per share (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2025	—	98.00	—	98.00	196.00	310,656	286.7	4.3
For the Fiscal Year Ended March 31, 2026	—	100.00	—	100.00	200.00	316,964	164.3	4.3
For the Fiscal Year Ending March 31, 2027 (Projection)		102.00		102.00	204.00		—

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2027 (April 1, 2026 to March 31, 2027)

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2027	4,640,000	3.0	420,000	2.7	252,000	(3.1)	166,000	(13.4)	104.26

Forecasts for Core financial measures are shown below.
	(Percentage figures represent changes over the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2027	4,640,000	3.0	1,160,000	(1.1)	472
The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2027
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

Change at CER	Core Revenue	Core Operating Profit	Core EPS
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2027	Low-single digit % decline	5% to 8% decline	Mid-teens % decline
The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	:	No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	:	No
2) Changes in accounting policies other than 1)	:	No
3) Changes in accounting estimates	:	No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at year end:
March 31, 2026		1,591,229,109	shares
March 31, 2025		1,590,949,609	shares

2) Number of shares of treasury stock at year end:
March 31, 2026		11,392,279	shares
March 31, 2025		17,299,963	shares

3) Average number of outstanding shares (for the fiscal year ended March 31):
March 31, 2026		1,575,062,414	shares
March 31, 2025		1,578,872,987	shares

(Reference) Summary of Unconsolidated Results
Summary of Unconsolidated Results for the Fiscal Year Ended March 31, 2026 (April 1, 2025 - March 31, 2026)

(1) Unconsolidated Operating Results
(Percentage figures represent changes over the previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2026	591,604	1.9	21,137	(42.7)	205,504	137.3
For the Fiscal Year Ended March 31, 2025	580,360	(2.6)	36,897	(23.2)	86,594	(69.8)

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
For the Fiscal Year Ended March 31, 2026	197,335	29.1	125.29		125.26
For the Fiscal Year Ended March 31, 2025	152,820	(54.9)	96.79		96.78

(2) Unconsolidated Financial Position
	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders' equity ratio (%)	Shareholders' equity per share (JPY)
As of March 31, 2026	9,639,677	3,758,926	39.0	2,378.68
As of March 31, 2025	9,489,375	3,989,355	42.0	2,534.39
(Reference) Shareholders' equity As of March 31, 2026     JPY 3,757,932 million
                As of March 31, 2025    JPY 3,988,249 million

▪Earnings report (Kessan Tanshin) is exempt from audit conducted by certified public accountants or an audit firm
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Fiscal Year Ended March 31, 2026 (4) Outlook for the Fiscal Year Ending March 31, 2027" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on May 13, 2026 and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
1. Financial Highlights for the Fiscal Year Ended March 31, 2026
(1) Business Performance
(i) Business Overview
Takeda is a global R&D-driven biopharmaceutical company focused on discovering and delivering life-transforming treatments in our core therapeutic areas of gastrointestinal and inflammation, neuroscience and oncology, and through our plasma-derived therapies and vaccine business. Together with our partners, we advance the patient experience and expand treatment options for rare and more prevalent diseases through our robust, modality-diverse pipeline. Integration of advanced technologies and AI across our value chain is making our business operations more effective and efficient, increasing innovation and allowing us to better serve our stakeholders. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States. Commercially, we have a very significant presence in the United States, Japan and Europe, as well as a growing business in China. Our employees around the world are united by our purpose and grounded in the values that have defined us for more than two centuries.

(ii) Consolidated Financial Results (April 1, 2025 to March 31, 2026)

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2025	2026	JPY Change	% Change	% Change
Revenue	4,581.6	4,505.7	(75.8)	(1.7)%	(2.7)%
Cost of sales	(1,580.2)	(1,571.6)	8.6	(0.5)%	(1.9)%
Selling, general and administrative expenses	(1,104.8)	(1,084.2)	20.6	(1.9)%	(2.5)%
Research and development expenses	(730.2)	(675.9)	54.3	(7.4)%	(7.0)%
Amortization and impairment losses on intangible assets associated with products	(643.2)	(633.5)	9.7	(1.5)%	(1.7)%
Other operating income	26.2	24.7	(1.5)	(5.6)%	(4.4)%
Other operating expenses	(206.7)	(156.4)	50.3	(24.3)%	(25.8)%
Operating profit	342.6	408.8	66.2	19.3%	14.5%
Finance income and (expenses), net	(163.5)	(146.4)	17.1	(10.5)%	(7.5)%
Share of loss of investments accounted for using the equity method	(4.0)	(2.2)	1.8	(45.4)%	(52.9)%
Profit before tax	175.1	260.2	85.1	48.6%	36.6%
Income tax expenses	(66.9)	(68.2)	(1.2)	1.8%	(10.4)%
Net profit for the year	108.1	192.0	83.9	77.6%	65.7%
Net profit for the year attributable to owners of the Company	107.9	191.8	83.8	77.7%	65.8%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the fiscal year ended March 31, 2026 was JPY 4,505.7 billion (JPY -75.8 billion and -1.7% AER, -2.7% CER). The decline compared to the previous fiscal year was primarily attributable to a decrease in revenue in Neuroscience, one of our six key business areas. The decrease in Neuroscience was largely attributable to the continued impact from generic erosion of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S. Revenue increased in our other five key business areas of Gastroenterology (“GI”), Rare Disease, Plasma-Derived Therapies (“PDT”), Oncology and Vaccines. Certain products faced headwinds due to the impact of the Medicare Part D redesign and 340B program expansion in the U.S., while there was stable demand in other regions and for other products. Revenue outside of our six key business areas was JPY 224.0 billion (JPY -33.4 billion and -13.0% AER, -15.9% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
Revenue:	2025	2026	JPY Change	% Change	% Change
Japan	418.5	433.1	14.6	3.5%	3.4%
United States	2,379.7	2,164.8	(214.8)	(9.0)%	(7.7)%
Europe and Canada	1,055.3	1,146.2	91.0	8.6%	3.0%
Latin America	235.8	254.1	18.3	7.8%	4.9%
China	191.7	195.1	3.4	1.8%	1.4%
Asia (excluding Japan & China)	99.4	98.7	(0.7)	(0.7)%	(0.3)%
Russia/CIS	72.4	79.7	7.4	10.2%	0.7%
Other*	128.8	133.9	5.0	3.9%	1.0%
Total	4,581.6	4,505.7	(75.8)	(1.7)%	(2.7)%
* Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
Revenue:	2025	2026	JPY Change	% Change	% Change
GI	1,357.0	1,407.5	50.4	3.7%	3.1%
Rare Diseases	752.8	762.7	9.9	1.3%	(0.3)%
PDT	1,032.7	1,057.5	24.9	2.4%	1.9%
Oncology	560.4	580.1	19.7	3.5%	2.0%
Vaccines	55.4	59.6	4.2	7.6%	5.1%
Neuroscience	565.8	414.3	(151.5)	(26.8)%	(27.2)%
Other	257.4	224.0	(33.4)	(13.0)%	(15.9)%
Total	4,581.6	4,505.7	(75.8)	(1.7)%	(2.7)%

Year-on-year change in revenue for this fiscal year in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 1,407.5 billion (JPY +50.4 billion and +3.7% AER, +3.1% CER).
Sales of ENTYVIO (for ulcerative colitis and Crohn’s disease) were JPY 958.0 billion (JPY +43.9 billion and +4.8% AER, +4.2% CER). Sales in the U.S. were JPY 623.7 billion (JPY +4.5 billion and +0.7% AER). The increase was driven by growth of the subcutaneous formulation, offset by unfavorable foreign exchange rates against the U.S. dollar. Sales in Europe and Canada were JPY 256.7 billion (JPY +29.3 billion and +12.9% AER). The increase was primarily due to continued patient gains through an increased use of the subcutaneous formulation, accompanied by favorable foreign exchange rates against the Euro.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 143.7 billion (JPY +12.9 billion and +9.9% AER, +9.6% CER). The increase was due to strong demand in China and Japan.
Sales of EOHILIA (for Eosinophilic Esophagitis) were JPY 8.8 billion (JPY +3.3 billion and +61.0% AER, +63.2% CER). The increase was due to strong demand in the U.S.
Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation) were JPY 7.3 billion (JPY -12.2 billion and -62.7% AER, -62.8% CER). The decrease was primarily due to the impact of multiple generic entrants in the U.S. beginning in January 2025.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Rare Diseases
In Rare Diseases, revenue was JPY 762.7 billion (JPY +9.9 billion and +1.3% AER, -0.3% CER).
Sales of LIVTENCITY (for post-transplant cytomegalovirus infection/disease) were JPY 46.9 billion (JPY +13.9 billion and +42.2% AER, +41.0% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of ADZYNMA (for congenital thrombotic thrombocytopenic purpura) were JPY 12.0 billion (JPY +4.9 billion and +68.8% AER, +65.1% CER). The increase was due to post-launch growth in Europe, reflecting an unmet need for treatment of an ultra-rare patient population.
Sales of VONVENDI (for von Willebrand Disease) were JPY 25.3 billion (JPY +4.3 billion and +20.8% AER, +18.6% CER). The increase was due to the expanded indication of VONVENDI, enabling prophylactic use for adult populations.
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 56.7 billion (JPY -7.9 billion and -12.3% AER, -13.1% CER). The decrease was primarily due to competitive pressure in the U.S.
Sales of ADVATE (for hemophilia A) were JPY 105.5 billion (JPY -6.2 billion and -5.6% AER, -6.8% CER). The decrease was primarily due to competitive pressure in the U.S.
PDT
In PDT, revenue was JPY 1,057.5 billion (JPY +24.9 billion and +2.4% AER, +1.9% CER).
Aggregate sales of immunoglobulin products, mainly used for the treatment of primary immunodeficiency, chronic inflammatory demyelinating polyneuropathy, and multifocal motor neuropathy, were JPY 790.6 billion (JPY +32.8 billion and +4.3% AER, +4.1% CER). The increase was driven by growth in subcutaneous immunoglobulin therapies, CUVITRU and HYQVIA, while sales of GAMMAGARD LIQUID/KIOVIG, which are intravenous immunoglobulin therapies, slightly increased, despite the impacts of the Medicare Part D redesign in the U.S. and unfavorable foreign exchange rates against the U.S. dollar.
Sales of FEIBA (for hemophilia A and B) were JPY 32.9 billion (JPY -6.6 billion and -16.6% AER, -17.7% CER). The decrease was driven by competitive pressure from recombinant therapies globally.
Oncology
In Oncology, revenue was JPY 580.1 billion (JPY +19.7 billion and +3.5% AER, +2.0% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 140.2 billion (JPY +11.2 billion and +8.7% AER, +5.3% CER). The increase was led by strong demand in Europe and the Growth and Emerging Markets, accompanied by favorable foreign exchange rates against the Euro.
Sales of FRUZAQLA (for colorectal cancer) were JPY 55.1 billion (JPY +7.2 billion and +14.9% AER, +14.6% CER). The increase was due to the successful launch in Europe, Japan and the Growth and Emerging Markets, as it addressed a need for new treatment options in metastatic colorectal cancer. The increase was partially offset by a sales decline in the U.S., impacted by the Medicare Part D redesign.
Sales of ICLUSIG (for leukemia) were JPY 75.0 billion (JPY +4.3 billion and +6.1% AER, +5.6% CER). The increase was primarily due to a sales increase in Canada.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 120.8 billion (JPY +1.5 billion and +1.3% AER, -0.4% CER). The increase was primarily due to favorable foreign exchange rates against the Euro.
Sales of NINLARO (for multiple myeloma) were JPY 82.1 billion (JPY -9.1 billion and -10.0% AER, -10.5% CER). The decrease was primarily due to intensified competition and decreased demand mainly in the U.S., partially offset by a sales increase in the Growth and Emerging Markets.
Vaccines
In Vaccines, revenue was JPY 59.6 billion (JPY +4.2 billion and +7.6% AER, +5.1% CER).
Sales of QDENGA (for prevention of dengue) were JPY 40.8 billion (JPY +5.2 billion and +14.6% AER, +10.7% CER). The increase was due to post-launch growth in the Growth and Emerging Markets, driven by higher demand.
Sales of other vaccine products in aggregate decreased primarily due to the continued temporary suspension of shipments of MR vaccine (for prevention of measles and rubella) in Japan.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Neuroscience
In Neuroscience, revenue was JPY 414.3 billion (JPY -151.5 billion and -26.8% AER, -27.2% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 203.2 billion (JPY -147.4 billion and -42.0% AER, -43.0% CER). The decrease was due to the continued impact of generic erosion mainly in the U.S.
Cost of Sales
Cost of Sales was JPY 1,571.6 billion (JPY -8.6 billion and -0.5% AER, -1.9% CER). The decrease was primarily due to lower revenue as well as an adjustment to Cost of Sales recorded in the fiscal year ended March 31, 2025 following the implementation of an accounting process to recognize accumulated foreign currency impacts of inventories. However, these factors were largely offset by an increase in the cost ratio due to changes in product mix driven by generic erosion, particularly for VYVANSE in the U.S., and foreign exchange impacts from the depreciation of the Japanese yen against the Euro.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 1,084.2 billion (JPY -20.6 billion and -1.9% AER, -2.5% CER). The decrease was primarily due to cost savings under the enterprise-wide efficiency program.
Research and Development (R&D) Expenses
R&D Expenses were JPY 675.9 billion (JPY -54.3 billion and -7.4% AER, -7.0% CER). The decrease was primarily due to lower expenses in various development programs resulting from the termination or progression of development activities, the co-development funding for mezagitamab recognized as a reduction of R&D expenses, and cost savings under the enterprise-wide efficiency program. This was partially offset by increased investment in late-stage pipeline programs, including zasocitinib and elritercept.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 633.5 billion (JPY -9.7 billion and -1.5% AER, -1.7% CER). The decrease was due to lower amortization expenses (JPY -43.9 billion), mainly reflecting the completion of amortization of intangible assets related to VYVANSE/ELVANSE, partially offset by an increase in impairment losses (JPY +34.2 billion). Impairment losses for the fiscal year ended March 31, 2026 included JPY 58.2 billion related to the gamma delta T-cell therapy platform and associated oncology programs recorded following the decision to discontinue cell therapy research, and JPY 31.9 billion related to ALUNBRIG, a treatment for non-small cell lung cancer, recorded due to a reduction in future sales forecasts. Impairment losses for the fiscal year ended March 31, 2025 included JPY 27.8 billion recorded following the decision to terminate the development of TAK-186 and TAK-280 acquired through Maverick Therapeutics Inc., and JPY 21.5 billion recorded as a result of Phase 3 studies of soticlestat (TAK-935) failing to meet their primary endpoints.
Other Operating Income
Other Operating Income was JPY 24.7 billion (JPY -1.5 billion and -5.6% AER, -4.4% CER). The decrease was due to a gain arising from changes in the fair value of financial liabilities associated with contingent consideration agreement recorded in the fiscal year ended March 31, 2025 and other decreases in the fiscal year ended March 31, 2026 mostly offset by the increase in the divestiture gains recorded in the fiscal year ended March 31, 2026.
Other Operating Expenses
Other Operating Expenses were JPY 156.4 billion (JPY -50.3 billion and -24.3% AER, -25.8% CER). The decrease was primarily attributable to a JPY 57.3 billion decrease in restructuring expenses, reflecting lower costs under the enterprise-wide efficiency program for the fiscal year ended March 31, 2026. It also reflected the absence of one-time expenses related to post-trial access for terminated clinical trials, which had been recorded in the fiscal year ended March 31, 2025 as well as lower asset impairment losses. These decreases were partially offset by higher valuation reserves for pre-launch inventories.
Operating Profit
As a result of the above factors, Operating Profit was JPY 408.8 billion (JPY +66.2 billion and +19.3% AER, +14.5% CER).
Net Finance Expenses
Net Finance Expenses were JPY 146.4 billion (JPY -17.1 billion and -10.5% AER, -7.5% CER). The decrease was primarily attributable to an impairment loss of JPY 18.9 billion related to the sale of Teva Takeda Pharma Ltd. shares recognized in the fiscal year ended March 31, 2025.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 2.2 billion (JPY -1.8 billion and -45.4% AER, -52.9% CER).
Income Tax Expenses
Income Tax Expenses were JPY 68.2 billion (JPY +1.2 billion and +1.8% AER, -10.4% CER). The increase was primarily attributable to higher Profit Before Tax and lower tax credits, largely offset by lower tax expenses recognized in connection with the reassessment of the recoverability of Deferred Tax Assets in the fiscal year ended March 31, 2026.
Net Profit for the Year
As a result of the above factors, Net Profit for the Year was JPY 192.0 billion (JPY +83.9 billion and +77.6% AER, +65.7% CER) and Net Profit for the Year attributable to owners of the Company was JPY 191.8 billion (JPY +83.8 billion and +77.7% AER, +65.8% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(iii) Results of Core Financial Measures (April 1, 2025 to March 31, 2026)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2025	2026	JPY Change	% Change	% Change
Core revenue	4,579.8	4,505.7	(74.1)	(1.6)%	(2.6)%
Core operating profit	1,162.6	1,172.5	9.8	0.8%	(0.9)%
Core net profit for the year	775.8	814.4	38.6	5.0%	2.9%
Core net profit for the year attributable to owners of the Company	775.6	814.1	38.5	5.0%	2.9%
Core EPS (yen)	491	517	26	5.2%	3.1%

Core Revenue
Core Revenue for the fiscal year ended March 31, 2026 was JPY 4,505.7 billion (JPY -74.1 billion and -1.6% AER, -2.6% CER). The decrease was primarily attributable to a decrease in revenue in Neuroscience, largely attributable to the continued impact from generic erosion of VYVANSE in the U.S.
Takeda’s Growth and Launch Products(Note) totaled JPY 2,313.3 billion (JPY +111.4 billion and +5.1% AER, +4.5% CER).
(Note) Takeda’s Growth and Launch Products for the fiscal year ended March 31, 2026
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the fiscal year ended March 31, 2026 was JPY 1,172.5 billion (JPY +9.8 billion and +0.8% AER, -0.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2025	2026	JPY Change	% Change	% Change
Core revenue	4,579.8	4,505.7	(74.1)	(1.6)%	(2.6)%
Core cost of sales	(1,581.8)	(1,572.6)	9.2	(0.6)%	(1.9)%
Core selling, general and administrative (SG&A) expenses	(1,105.0)	(1,084.7)	20.4	(1.8)%	(2.5)%
Core research and development (R&D) expenses	(730.4)	(676.0)	54.4	(7.4)%	(7.0)%
Core operating profit	1,162.6	1,172.5	9.8	0.8%	(0.9)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,572.6 billion (JPY -9.2 billion and -0.6% AER, -1.9% CER). The decrease was primarily due to lower revenue as well as an adjustment to Cost of Sales recorded in the fiscal year ended March 31, 2025 following the implementation of an accounting process to recognize accumulated foreign currency impacts of inventories. However, these factors were largely offset by an increase in the cost ratio due to changes in product mix driven by generic erosion, particularly for VYVANSE in the U.S., and foreign exchange impacts from the depreciation of the Japanese yen against the Euro.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Core Selling, General and Administrative (SG&A) Expenses
Core SG&A Expenses were JPY 1,084.7 billion (JPY -20.4 billion and -1.8% AER, -2.5% CER). The decrease was primarily due to cost savings under the enterprise-wide efficiency program.
Core Research and Development (R&D) Expenses
Core R&D Expenses were JPY 676.0 billion (JPY -54.4 billion and -7.4% AER, -7.0% CER. The decrease was primarily due to lower expenses in various development programs resulting from the termination or progression of development activities, the co-development funding for mezagitamab recognized as a reduction of R&D expenses, and cost savings under the enterprise-wide efficiency program. This was partially offset by increased investment in late-stage pipeline programs, including zasocitinib and elritercept.
Core Net Profit for the Year
Core Net Profit for the Year was JPY 814.4 billion (JPY +38.6 billion and +5.0% AER, +2.9% CER) and Core Net Profit attributable to owners of the Company was JPY 814.1 billion (JPY +38.5 billion and +5.0% AER, +2.9% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2025	2026	JPY Change	% Change	% Change
Core operating profit	1,162.6	1,172.5	9.8	0.8%	(0.9)%
Core finance income and (expenses), net	(140.7)	(133.2)	7.5	(5.3)%	(1.9)%
Core share of profit of investments accounted for using the equity method	1.1	(0.1)	(1.3)	―	(82.1)%
Core profit before tax	1,023.1	1,039.2	16.1	1.6%	(0.9)%
Core income tax expenses	(247.3)	(224.8)	22.5	(9.1)%	(12.8)%
Core net profit for the year	775.8	814.4	38.6	5.0%	2.9%
Core net profit for the year attributable to owners of the Company	775.6	814.1	38.5	5.0%	2.9%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 133.2 billion (JPY -7.5 billion and -5.3% AER, -1.9% CER).
Core Share of Profit (Loss) of Investments Accounted for Using the Equity Method
Core Share of Loss of Investments Accounted for Using the Equity Method was JPY -0.1 billion (JPY -1.3 billion) for the fiscal year ended March 31, 2026.
Core Profit Before Tax
Core Profit Before Tax was JPY 1,039.2 billion (JPY +16.1 billion and +1.6% AER, -0.9% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 224.8 billion (JPY -22.5 billion and -9.1% AER, -12.8% CER). The decrease was primarily due to the reassessment of recoverability of deferred tax assets leading to lower core tax expenses during the fiscal year ended March 31, 2026.
Core EPS
Core EPS was JPY 517 (JPY +26 and +5.2% AER, +3.1% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2025	March 31, 2026
Total Assets	14,248.3	15,453.1	1,204.8
Total Liabilities	7,312.4	7,678.3	365.9
Total Equity	6,936.0	7,774.8	838.8
Assets
Total Assets as of March 31, 2026 were JPY 15,453.1 billion (JPY +1,204.8 billion). Goodwill, Inventories, and Property, Plant and Equipment increased (JPY +484.6 billion, JPY +179.3 billion, and JPY +152.4 billion, respectively), mainly due to the effect of foreign currency translation. Trade and Other Receivables increased (JPY +134.8 billion), primarily due to higher receivables resulting from a reduction in the trade receivables sales program in the U.S., as well as the effect of foreign currency translation. Deferred Tax Assets increased (JPY +117.1 billion), primarily due to the amortization of intangible assets and the reassessment of the recoverability of Deferred Tax Assets. Total Other Financial Assets increased (JPY +110.2 billion), mainly driven by changes in the fair value of cross currency interest rate swaps in Japan. In addition, Cash and Cash Equivalents increased (JPY +209.9 billion). These increases were partially offset by the decrease of Intangible Assets (JPY -212.2 billion), mainly due to amortization and impairment.

Liabilities
Total Liabilities as of March 31, 2026 were JPY 7,678.3 billion (JPY +365.9 billion). Total Bonds and Loans were JPY 4,881.8 billion*, which increased (JPY +366.6 billion) mainly due to the foreign currency effects, as well as the issuances of unsecured JPY denominated senior bonds, unsecured U.S. dollar-denominated senior guaranteed notes and new Bilateral Loans, which were partially offset by redemption and repayment of certain bonds and loans.

* The carrying amount of Bonds was JPY 4,656.8 billion and that of Loans was JPY 225.0 billion as of March 31, 2026. The breakdown of Bonds and Loans' carrying amount is as follows:
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	81.3
Unsecured US Dollar Denominated Senior Notes (USD 1,500 million)	September 2016	September 2026	237.7
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	547.6
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	278.4
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,111.1
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	655.8
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.6
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.4
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	473.8
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Unsecured US Dollar Denominated Senior Notes (USD 2,400 million)	July 2025	July 2035 ~ July 2055	379.4
Total			4,656.8

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2023 ~ March 2026	March 2029 ~ March 2034	185.0
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Other			0.0
Total			225.0

On April 25, 2025, Takeda repaid JPY 10.0 billion in Bilateral Loans falling due. On June 12, 2025, Takeda issued JPY 184.0 billion in unsecured JPY denominated senior bonds (“JPY Bonds”) with maturity dates ranging from June 12, 2030, to June 12, 2035. The proceeds of the JPY Bonds were used to redeem commercial paper. Following this, on June 23, 2025, Takeda redeemed USD 800 million of unsecured U.S. dollar-denominated senior notes on their maturity date. Takeda has also rolled over USD 500 million Bilateral Loan, which was originally drawn down on March 31, 2025, on a monthly basis until July 3, 2025.
On July 2, 2025, Takeda issued unsecured U.S. dollar-denominated senior guaranteed notes (the "USD Notes") in an aggregate principal amount of USD 2,400 million with maturity dates of July 7, 2035 and July 7, 2055, through its indirect wholly owned finance subsidiary Takeda U.S. Financing, Inc. The proceeds of the USD Notes were primarily used to repay USD 500 million Bilateral Loan on July 3, 2025, and redeem commercial paper drawings in July 2025.
On March 31, 2026, Takeda repaid JPY 75.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 60.0 billion maturing on March 31, 2034. Takeda also entered into commitment facilities of JPY 350.0 billion and USD 2,100 million. These commitment facilities are effective from March 31, 2026 for five years at minimum. In connection with these new facilities, Takeda’s existing commitment facility of JPY 700.0 billion expiring in September 2026 was cancelled on the same date. The purpose of the new facilities is for general business use.
*Amounts presented in the above explanation for Bonds and Loans are based on the principal amount.
Equity
Total Equity as of March 31, 2026 was JPY 7,774.8 billion (JPY +838.8 billion). The increase of Other Components of Equity (JPY +945.5 billion) was mainly due to a change in currency translation adjustments reflecting the depreciation of the Japanese yen. This increase was partially offset by the decrease in Retained Earnings (JPY -131.1 billion), driven by the decrease of JPY 312.5 billion related to dividend payments, offset by the increase of JPY 192.0 billion from Net Profit for the Year.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(3) Consolidated Cash Flows

	Billion JPY
	For the fiscal year ended March 31,
	2025	2026	Change
Net cash from operating activities	1,057.2	1,041.4	(15.8)
Net cash used in investing activities	(367.1)	(369.1)	(2.1)
Net cash used in financing activities	(751.4)	(496.8)	254.6
Net increase (decrease) in cash and cash equivalents	(61.3)	175.5	236.8
Cash and cash equivalents at the beginning of the year	457.8	385.1	(72.7)
Effects of exchange rate changes on cash and cash equivalents	(11.4)	34.5	45.9
Cash and cash equivalents at the end of the year	385.1	595.1	209.9
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 1,041.4 billion (JPY -15.8 billion). The decrease was mainly due to unfavorable impacts from Changes in Assets and Liabilities, primarily driven by changes in Other Financial Liabilities. The decrease was largely offset by an increase in net cash inflows from Settlement of Forward Exchange Contracts, Net and favorable impacts resulting from Net Profit for the Year adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 369.1 billion (JPY +2.1 billion), essentially flat compared to the fiscal year ended March 31, 2025, reflecting offsetting changes in individual investing activities, including an increase in cash outflows used in Acquisition of Intangible Assets and a decrease in cash outflows from Acquisition of Investments.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 496.8 billion (JPY -254.6 billion). The decrease was mainly due to higher net cash inflows from the issuance and repayments of bonds and loans.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(4) Outlook for the Fiscal Year Ending March 31, 2027
Consolidated forecast for the fiscal year ending March 31, 2027 (FY2026) is as below:
Consolidated Forecast for the Fiscal Year Ending March 31, 2027 (FY2026)

			Billion JPY or percentage
	FY2025 Actual Results	FY2026 Forecast	JPY Change	% Change
Revenue	4,505.7	4,640.0	134.3	3.0%
Operating profit	408.8	420.0	11.2	2.7%
Profit before tax	260.2	252.0	(8.2)	(3.1)%
Net profit for the year (attributable to owners of the Company)	191.8	166.0	(25.8)	(13.4)%
EPS (JPY)	121.75	104.26	(17.49)	(14.4)%
Core revenue*	4,505.7	4,640.0	134.3	3.0%
Core operating profit*	1,172.5	1,160.0	(12.5)	(1.1)%
Core EPS (JPY)*	517	472	(45)	(8.7)%
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
[Revenue]
Takeda expects FY2026 revenue to be JPY 4,640.0 billion, an increase of JPY 134.3 billion, or 3.0%, from FY2025. The increase in revenue from New Launches*1 and Core In-Line Brands*2, together with a favorable year-on-year exchange impact reflecting yen depreciation from FY2025, is expected to more than offset the decrease in revenue from other products.
Because Takeda does not expect any significant non-core items that require adjustment, the Core Revenue forecast for FY2026 is the same as the Revenue forecast.
[Operating Profit]
Operating Profit is expected to increase by JPY 11.2 billion, or 2.7%, to JPY 420.0 billion, primarily attributable to higher revenue and lower amortization expenses of intangible assets due to the conclusion of amortization for VYVANSE/ELVANSE in FY2025. Cost savings from the transformation program designed to strengthen our competitiveness and accelerate future growth are expected to be fully reinvested to support new product launches and further investment in R&D, particularly in late-stage pipeline programs. Other operating expenses are expected to increase, reflecting higher restructuring expenses arising from the transformation program.
Core Operating Profit is expected to be JPY 1,160.0 billion, a decrease of JPY 12.5 billion, or 1.1%.
[Net profit for the Year (attributable to owners of the Company)]
Net profit for the Year (attributable to owners of the Company) is expected to be JPY 166.0 billion, a decrease of JPY 25.8 billion, or 13.4%. Profit Before Tax is expected to decrease by JPY 8.2 billion, or 3.1%, to JPY 252.0 billion, reflecting an increase in net finance expenses, more than offsetting the increase in Operating Profit. The effective tax rate is assumed to be approximately 34%, compared to a lower tax rate of 26% rate in FY2025 that resulted from the reassessment of the recoverability of deferred tax assets related to tax loss carryforwards.
Reported EPS is expected to be JPY 104.26, a decrease of JPY 17.49, or 14.4%, and Core EPS is expected to be JPY 472, a decrease of JPY 45, or 8.7%.
*1 New Launches refers to select products launched within past 5 years (EOHILIA, LIVTENCITY, ADZYNMA, FRUZAQLA, QDENGA) and upcoming launch products rusfertide, oveporexton, and zasocitinib. Revenue from upcoming launches subject to regulatory approvals.
*2 Core In-line Brands refers to select products launched 6 or more years ago that generate over JPY 100.0 billion in annual revenue and are actively promoted (ENTYVIO, GATTEX/REVESTIVE,TAKECAB/VOCINTI, TAKHZYRO, immunoglobulin products, albumin products, ADCETRIS).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Major assumptions used in preparing the FY2026 Forecast

		Billion JPY or percentage
	FY2025 Actual Results	FY2026 Forecast
FX rates	1 USD = 150 JPY 1 Euro = 174 JPY 1 RUB = 1.9 JPY 1 CNY = 21.1 JPY 1 BRL = 27.6 JPY	1 USD = 156 JPY 1 Euro = 182 JPY 1 RUB = 2.0 JPY 1 CNY = 22.4 JPY 1 BRL = 29.5 JPY
Cost of sales	(1,571.6)	(1,625.0)
SG&A expenses	(1,084.2)	(1,093.0)
R&D expenses	(675.9)	(762.0)
Amortization of intangible assets associated with products	(504.3)	(413.5)
Impairment of intangible assets associated with products*2	(129.3)	(100.0)
Other operating income	24.7	2.5
Other operating expenses*3	(156.4)	(229.0)
Finance income and (expenses), net	(146.4)	(170.0)
Adjusted free cash flow*1, 4	684.5	650.0 to 750.0
Capital expenditures (cash flow base)*4	(410.9)	(330.0) to (380.0)
Depreciation and amortization (excluding intangible assets associated with products)	(216.8)	(235.0)
Cash tax rate on adjusted EBITDA (excluding divestitures) *1	~12%	Low 10s%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
*2 Includes in-process R&D.
*3 Includes restructuring expense primarily related to the enterprise-wide efficiency program of JPY 70.8 billion in FY2025 actual results and the transformation program of JPY 170.0 billion in FY2026 forecast.
*4 Includes JPY 184.7 billion upfront payment to Innovent Biologics Inc in FY2025 actual results.
Management Guidance
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

FY2026 Management Guidance CER % Change*
Core revenue	Low-single digit % decline
Core operating profit	5% to 8% decline
Core EPS	Mid-teens % decline
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. See “Important Notice—Forward-Looking Statements” in the Financial Appendix, including the documents mentioned therein. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(5) Capital Allocation Policy and Dividends for the Fiscal Year Ended March 31, 2026 and Ending March 31, 2027
(i) Capital Allocation Policy
Guided by our vision to discover and deliver life-transforming treatments, and supported by our balance sheet (maintaining solid investment grade credit ratings; targeting 2x adjusted net debt to adjusted EBITDA ratio*), we will allocate capital to deliver sustainable value to patients and attractive returns to our shareholders.
Takeda's policy in the allocation of capital is as follows:
• Invest in growth drivers; and
• Shareholder returns.
With respect to "Invest in growth drivers", Takeda makes strategic investments in new product launches, internal and external opportunities to enhance its pipeline, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.

(ii) Dividend
Takeda is strongly committed to shareholder returns with the dividend as a key component.
[FY2025] 200 yen per share
Year-end dividend per share: 100 yen
Together with the interim dividend of 100 yen per share, the annual dividend will be 200 yen per share.
[FY2026 guidance] 204 yen per share

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
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2. Management Policy
(1)Basic Management Policy
Our corporate philosophy tells the story of Takeda — who we are, what we do, how we do it and why it matters. As we embark on Takeda’s next era, we will stay committed to delivering on our generational promise to make our world healthier.
Our purpose is to contribute to better health for people and a brighter future for the world. We do this through the pursuit of our vision to discover and deliver life-transforming treatments. Our employees are united in our purpose and grounded in the values of Integrity, Honesty, Fairness and Perseverance, which have defined us for 245 years. This is how we create long-term value for patients, shareholders and society while sustaining positive impact for our people, the communities we serve and the planet we share.

(2) Business Environment, Mid- to Long-Term Business Strategy and Issues to Be Addressed
Business Environment
The external environment for global biopharmaceutical companies remains complex, defined by continued geopolitical fragmentation and international policy uncertainties. Ongoing tensions, shifting alliances and evolving trade policies are sustaining ambiguities for cross‑border operations and long‑term investment planning. These dynamics increasingly influence regulatory approaches, supply chain resilience and the overall stability of global health care markets.
Across major geographies, pricing pressure remains a defining challenge. As governments shift budget priorities toward defense and confront slower growth, inflation, and broader fiscal pressures, public health care spending is coming under increasing strain and further intensifying pricing pressures. While governments would like to expand patient access, health care budgets continue to be more constrained, leading to tighter reimbursement frameworks and slower market access pathways around the world. In the U.S., continued implementation of pricing‑related policy changes adds further unpredictability for innovative therapies and may influence future investment decisions. In Europe and Japan, structural budget limitations continue to cap growth in several therapeutic areas.
At the same time, the pace of scientific and technological change is accelerating rapidly. Advances in science, data analytics, automation and artificial intelligence are reshaping how we discover, develop and deliver new medicines. In this context, Takeda is prioritizing focused execution, strengthening supply and operating discipline, and advancing a technology-forward, human-centric transformation, while safeguarding scientific rigor and patient trust.
Takeda’s continued progress in scientific discovery positions us well. Our work across targeted therapeutic areas and our growing use of digital tools strengthen our ability to deliver innovative medicines with greater speed and efficiency. As external pressures intensify, our commitment to patients — and to advancing science responsibly — remains foundational to how we navigate the years ahead.
Vision for Takeda's Future
In the face of rapid scientific advancement and complexity in global health care, Takeda’s strategy is designed to deliver near-term, as we prepare to launch a series of new, transformative medicines, while also positioning us for accelerated growth. In 2025, we achieved strong Phase 3 results across our three leading late-stage assets — oveporexton, rusfertide and zasocitinib — each with the potential for multi-billion-dollar revenue. These assets not only demonstrate the depth and rigor of our pipeline but also reflect our ability to deliver against demanding regulatory and commercial milestones.
As we look towards the future, we are operating with two horizons in view: horizon one strengthens our competitiveness and builds a growth engine through investment and transformation near-term; horizon two delivers accelerated growth in the mid-to-long term as we scale for the first wave of launches (oveporexton, rusfertide, zasocitinib), while preparing for the next wave from our other late-stage assets, that will expand our impact for patients and create long-term growth for shareholder.
Horizon One: Transforming for Growth
The first horizon is focused on advancing product launches, executing on a robust late-stage pipeline and transforming how we operate.
Since January, we have implemented changes to our organizational structure and ways of working as the final phase of the CEO transition plan. CEO-Elect Julie Kim established her leadership team and redesigned the organization to bring leaders and teams closer to patients and customers. And as we build our new teams, which includes standardizing, simplifying and accelerating adoption of advanced technologies, we are also instilling a focus on speed and performance while remaining grounded in our values.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
For more information on our major activities and progress on R&D from April 2025 to date, please see our discussion of Pipeline and R&D Activities in our Quarterly Financial Report for the Year Ended March 31, 2026.
In this first horizon we are ensuring the necessary resources to flawlessly execute on the multiple launches that we expect in the next 12 months. This horizon is also about advancing our robust pipeline in our key therapeutic areas of Gastrointestinal and Inflammation, Neuroscience and Oncology, including five late-stage assets, and keeping brands, such as ENTYVIO and GAMMAGARD LIQUID/KIOVIG, resilient and competitive, despite challenging market dynamics.
Cost discipline and strategic investment are the hallmarks of this horizon. We are pursuing more than JPY 200 billion in annualized gross savings by fiscal year 2028, reinvesting efficiencies into launches, pipeline development and technology — a commitment to maintaining financial discipline while positioning for accelerated growth. Generating strong adjusted Free Cash Flow* is core to our strategy, allowing us to fulfill our commitments and return value to shareholders.
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
Horizon Two: Growth Acceleration
Through the disciplined choices and a strong launch focus in Horizon One, we are building an engine to unlock Takeda's next era of growth in Horizon Two — shifting from a maturing portfolio to a new cohort of blockbuster brands. This new cohort will be led by oveporexton, rusfertide and zasocitinib, followed by additional new product introductions from our late-stage pipeline. The new product revenues plus a steadfast commitment to operating with greater efficiency will position us to grow sustainably beyond the anticipated challenges of our mature portfolio.
The company also remains committed to scaling its positive impact on patients and society by deploying next-generation science and technology to redefine what is possible, both in the medicines it delivers and in the outcomes it helps enable.
Technology as the Engine of Transformation
In this new era, technology is not a standalone objective. It is central to Takeda’s transformation and inseparable from the way we discover, develop and deliver value — acting as multipliers for curiosity, creativity and the collective expertise of our teams.
Artificial intelligence, digital platforms and advanced analytics are now embedded into every stage of the value chain. These technologies accelerate timelines, elevate the quality of decision-making and bring new standards of care to patients faster. Our digital capabilities also help break down silos, fostering a culture of rapid learning, cross-functional agility and operational excellence.
Across Takeda, technology is not just a tool, it is a collaborator that expands the possibilities. By equipping our people with advanced platforms and data-driven insights, we empower them to focus on what matters most: meeting urgent patient needs, driving impact, fueling our growth and building lasting trust with all stakeholders.
A Future Defined by Collaboration and Impact
We know that meaningful progress in health care is the product of partnership. Takeda’s vision for the future continues to be grounded in collaboration — within our own teams, across the biopharmaceutical sector and in concert with the broader scientific, regulatory and patient communities. We actively seek diverse voices to co-create solutions, whether through public–private partnerships, global alliances or local community engagement.
Our commitment to collaboration extends to how we build the next wave of innovation. Open science, shared platforms and coalition-building are central to addressing the complexity of tomorrow’s health challenges. By working together, across sectors and geographies, we will expand access, drive equitable outcomes and amplify the positive impact of our efforts for generations to come.
Financial Prospects
Built on a strong financial base and robust strategic framework, our financial approach is designed to support sustainable growth and long-term value creation.
Over the near‑to‑mid term, we are focused on delivering key regulatory and commercial milestones for a number of high‑potential launches, including oveporexton, rusfertide and zasocitinib, and to advance the broader late‑stage pipeline, underpinned by the resilience and competitiveness of our maturing established portfolio.
To protect profitability, we will optimize our organizational structure and leverage data and technology to enhance decision-making and operational efficiency. We will also reduce Other Operating Expenses, including restructuring expenses, and lower Finance Expenses through debt reduction to improve reported net profit, supporting dividends and helping deliver ROE above 5%.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
Disciplined capital allocation and cash generation will enable robust adjusted Free Cash Flow* to fund continued investment in growth, alongside further debt reduction and maintaining a progressive dividend policy, while enhancing capital efficiency.
In the long term, we expect new products to replace the current maturing portfolio as the primary drivers of growth acceleration. Topline growth and continued cost discipline should position us to improve profitability, with Core Operating Profit* margin progressing toward low-to-mid 30s%. We also target an adjusted net debt to adjusted EBITDA ratio* of 2x, further strengthening our financial position and enhancing capital flexibility for further investment in sustainable growth.
Taken together, these actions are expected to support sustained improvements in financial performance. Over time, this is expected to contribute to the continued enhancement of enterprise value and competitive total shareholder returns.
* Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.

3. Basic Approach to the Selection of Accounting Standards
Takeda has been applying International Financial Reporting Standards (“IFRS”) since the fiscal year ended March 31, 2014 with the aim of improving the comparison of financial information with global pharmaceutical companies, increasing financing options, and allowing Takeda to unify accounting treatment across the group.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
4. Consolidated Financial Statements [IFRS] and Major Notes
(1) Consolidated Statements of Profit or Loss

	JPY (millions)
	For the year ended March 31,
	2025	2026
Revenue	4,581,551	4,505,720
Cost of sales	(1,580,217)	(1,571,588)
Selling, general and administrative expenses	(1,104,766)	(1,084,215)
Research and development expenses	(730,227)	(675,924)
Amortization and impairment losses on intangible assets associated with products	(643,233)	(633,544)
Other operating income	26,212	24,747
Other operating expenses	(206,733)	(156,435)
Operating profit	342,586	408,761
Finance income	46,549	211,177
Finance expenses	(210,065)	(357,572)
Share of loss of investments accounted for using the equity method	(3,986)	(2,177)
Profit before tax	175,084	260,189
Income tax expenses	(66,941)	(68,163)
Net profit for the year	108,143	192,026
Attributable to:
Owners of the Company	107,928	191,762
Non-controlling interests	215	264
Net profit for the year	108,143	192,026
Earnings per share (JPY)
Basic earnings per share	68.36	121.75
Diluted earnings per share	67.23	119.64

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(2) Consolidated Statements of Comprehensive Income

	JPY (millions)
	For the year ended March 31,
	2025	2026
Net profit for the year	108,143	192,026
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(12,311)	(4,976)
Remeasurement of defined benefit pension plans	(7,046)	1,914
	(19,357)	(3,062)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(153,345)	903,895
Cash flow hedges	(956)	28,950
Hedging cost	7,963	3,159
Share of other comprehensive loss of investments accounted for using the equity method	(145)	(541)
	(146,484)	935,463
Other comprehensive income (loss) for the year, net of tax	(165,841)	932,401
Total comprehensive income (loss) for the year	(57,698)	1,124,427
Attributable to:
Owners of the Company	(57,852)	1,124,114
Non-controlling interests	154	313
Total comprehensive income (loss) for the year	(57,698)	1,124,427

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(3) Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2025	As of March 31, 2026
ASSETS
Non-current assets:
Property, plant and equipment	1,968,209	2,120,639
Goodwill	5,324,430	5,809,010
Intangible assets	3,631,560	3,419,348
Investments accounted for using the equity method	10,802	8,796
Other financial assets	351,124	439,941
Other non-current assets	70,282	77,010
Deferred tax assets	370,745	487,867
Total non-current assets	11,727,152	12,362,611
Current assets:
Inventories	1,217,349	1,396,620
Trade and other receivables	709,465	844,312
Other financial assets	20,476	41,888
Income taxes receivable	15,789	32,036
Other current assets	159,603	162,638
Cash and cash equivalents	385,113	595,054
Assets held for sale	13,397	17,955
Total current assets	2,521,192	3,090,503
Total assets	14,248,344	15,453,113

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)

	JPY (millions)
	As of March 31, 2025	As of March 31, 2026
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	3,966,326	4,369,681
Other financial liabilities	550,900	571,248
Net defined benefit liabilities	135,429	143,683
Provisions	35,177	37,550
Other non-current liabilities	82,859	99,818
Deferred tax liabilities	35,153	26,804
Total non-current liabilities	4,805,844	5,248,784
Current liabilities:
Bonds and loans	548,939	512,157
Trade and other payables	475,541	491,345
Other financial liabilities	219,120	141,220
Income taxes payable	133,497	97,880
Provisions	533,140	595,957
Other current liabilities	596,283	590,152
Liabilities held for sale	—	818
Total current liabilities	2,506,521	2,429,530
Total liabilities	7,312,365	7,678,314
EQUITY
Share capital	1,694,685	1,695,277
Share premium	1,775,713	1,776,352
Treasury shares	(74,815)	(49,128)
Retained earnings	1,187,586	1,056,532
Other components of equity	2,351,915	3,297,407
Other comprehensive income associated with assets held for sale	—	(2,848)
Equity attributable to owners of the Company	6,935,084	7,773,592
Non-controlling interests	895	1,208
Total equity	6,935,979	7,774,800
Total liabilities and equity	14,248,344	15,453,113

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(4) Consolidated Statements of Changes in Equity

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the year				107,928
Other comprehensive income (loss)					(153,429)	(12,311)
Comprehensive income (loss) for the year	—	—	—	107,928	(153,429)	(12,311)
Transactions with owners:
Issuance of new shares	18,089	18,089
Acquisition of treasury shares		(20)	(51,905)
Disposal of treasury shares		0	0
Dividends				(303,160)
Transfers from other components of equity				(8,385)		1,339
Share-based compensation		74,707
Exercise of share-based awards		(64,476)	28,348
Total transactions with owners	18,089	28,300	(23,557)	(311,545)	—	1,339
As of March 31, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	—	7,273,264	741	7,274,005
Net profit for the year				—		107,928	215	108,143
Other comprehensive income (loss)	(956)	7,963	(7,046)	(165,780)		(165,780)	(61)	(165,841)
Comprehensive income (loss) for the year	(956)	7,963	(7,046)	(165,780)	—	(57,852)	154	(57,698)
Transactions with owners:
Issuance of new shares				—		36,178		36,178
Acquisition of treasury shares				—		(51,925)		(51,925)
Disposal of treasury shares				—		0		0
Dividends				—		(303,160)		(303,160)
Transfers from other components of equity			7,046	8,385		—		—
Share-based compensation				—		74,707		74,707
Exercise of share-based awards				—		(36,129)		(36,129)
Total transactions with owners	—	—	7,046	8,385	—	(280,328)	—	(280,328)
As of March 31, 2025	(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the year				191,762
Other comprehensive income (loss)					903,306	(4,976)
Comprehensive income (loss) for the year	—	—	—	191,762	903,306	(4,976)
Transactions with owners:
Issuance of new shares	593	593
Acquisition of treasury shares		(20)	(51,618)
Dividends				(312,524)
Transfers from other components of equity				(10,292)		12,205
Share-based compensation		77,371
Exercise of share-based awards		(77,305)	77,305
Transfer to other comprehensive income associated with assets held for sale					2,848
Total transactions with owners	593	638	25,687	(322,815)	2,848	12,205
As of March 31, 2026	1,695,277	1,776,352	(49,128)	1,056,532	3,326,132	11,986

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Other comprehensive income related to assets held for sale	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2025	(64,852)	(7,967)	—	2,351,915	—	6,935,084	895	6,935,979
Net profit for the year				—		191,762	264	192,026
Other comprehensive income (loss)	28,950	3,159	1,914	932,352		932,352	48	932,401
Comprehensive income (loss) for the year	28,950	3,159	1,914	932,352	—	1,124,114	313	1,124,427
Transactions with owners:
Issuance of new shares				—		1,186		1,186
Acquisition of treasury shares				—		(51,638)		(51,638)
Dividends				—		(312,524)		(312,524)
Transfers from other components of equity			(1,914)	10,292		—		—
Share-based compensation				—		77,371		77,371
Exercise of share-based awards				—		—		—
Transfer to other comprehensive income associated with assets held for sale				2,848	(2,848)	—		—
Total transactions with owners	—	—	(1,914)	13,140	(2,848)	(285,606)	—	(285,606)
As of March 31, 2026	(35,903)	(4,808)	—	3,297,407	(2,848)	7,773,592	1,208	7,774,800

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(5) Consolidated Statements of Cash Flows

	JPY (millions)
	For the year ended March 31,
	2025	2026
Cash flows from operating activities:
Net profit for the year	108,143	192,026
Depreciation and amortization	761,396	721,127
Impairment losses	106,529	145,716
Equity-settled share-based compensation	72,867	72,775
Loss on sales and disposal of property, plant and equipment	4,495	3,068
Gain on divestment of business and subsidiaries	(10,198)	(18,265)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(602)	1,006
Finance (income) and expenses, net	163,516	146,395
Share of loss of investments accounted for using the equity method	3,986	2,177
Income tax expenses	66,941	68,163
Changes in assets and liabilities:
Increase in trade and other receivables	(58,959)	(70,166)
Increase in inventories	(34,973)	(61,293)
Decrease in trade and other payables	(7,118)	(3,150)
Increase in provisions	45,166	13,576
Decrease in other financial liabilities	(3,488)	(81,606)
Settlement of forward exchange contracts, net	5,945	129,727
Other, net	(16,052)	(47,282)
Cash generated from operations	1,207,595	1,213,993
Income taxes paid	(170,589)	(180,405)
Tax refunds and interest on tax refunds received	20,176	7,843
Net cash from operating activities	1,057,182	1,041,431
Cash flows from investing activities:
Interest received	17,660	17,359
Dividends received	635	1,298
Acquisition of property, plant and equipment	(200,795)	(176,003)
Proceeds from sales of property, plant and equipment	78	6,454
Acquisition of intangible assets	(147,046)	(234,930)
Acquisition of option to license	(31,784)	(3,726)
Acquisition of investments	(97,536)	(15,895)
Proceeds from sales and redemption of investments	29,442	7,031
Acquisition of shares in associates	(1,004)	(623)
Proceeds from sales of shares in associates	57,691	880
Proceeds from sales of business, net of cash and cash equivalents divested	20,556	33,325
Settlement of forward exchange contracts designated as net investment hedges, net	(13,847)	(1,536)
Other, net	(1,111)	(2,775)
Net cash used in investing activities	(367,060)	(369,141)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)

	JPY (millions)
	For the year ended March 31,
	2025	2026
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	27,490	(341,780)
Proceeds from issuance of bonds and long-term loans	1,024,460	586,060
Repayments of bonds and long-term loans	(1,321,090)	(200,432)
Settlement of cross currency interest swaps related to bonds and loans	46,880	—
Acquisition of treasury shares	(51,860)	(51,603)
Interest paid	(112,984)	(121,380)
Dividends paid	(302,498)	(311,901)
Repayments of lease liabilities	(45,174)	(42,772)
Other, net	(16,647)	(13,011)
Net cash used in financing activities	(751,425)	(496,820)
Net increase (decrease) in cash and cash equivalents	(61,303)	175,469
Cash and cash equivalents at the beginning of the year	457,800	385,113
Effects of exchange rate changes on cash and cash equivalents	(11,385)	34,472
Cash and cash equivalents at the end of the year	385,113	595,054

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
(6) Notes to Consolidated Financial Statements
(Going Concern Assumption)
Not applicable.
(Significant Items that Form the Basis of Preparing the Consolidated Financial Statements)
1.Basis of Preparation
(1) Compliance
Since Takeda satisfies all of the criteria of the "Specified Company" prescribed in item 1 of Article 1-2 of the Regulation On Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Order No.28, 1976 "Regulations for Consolidated Financial Statements"), the consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") pursuant to the provision of Article 312 of the Regulations for Consolidated Financial Statements.
(2) Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including equity investments, derivative financial instruments, and financial assets and liabilities associated with contingent consideration arrangements, and the application of hyperinflationary accounting at subsidiaries.
(3) Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen ("JPY"), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
(4) Changes in Presentation
(Consolidated Statements of Financial Position)
"Income taxes payable", which had been presented separately under "Non-current liabilities" in the fiscal year ended March 31, 2025, has been included in "Other non-current liabilities" from the fiscal year ended March 31, 2026 due to immateriality. To reflect this change in presentation, the Consolidated Statements of Financial Position as of March 31, 2025 have been reclassified on a consistent basis.
As a result, the amounts previously reported as "Income taxes payable" within non-current liabilities of JPY 317 million and "Other non-current liabilities" of JPY 82,542 million in the Consolidated Statements of Financial Position as of March 31, 2025 have been reclassified and presented as "Other non-current liabilities" totaling JPY 82,859 million.

(Consolidated Statements of Cash Flows)

Cash flows arising from the settlement of forward exchange contracts, which had been included in “Other (net)” within cash flows from operating activities in the fiscal year ended March 31, 2025, have been presented separately as “Settlement of forward exchange contracts, net” from the fiscal year ended March 31, 2026 due to its increased materiality.
To reflect this change in presentation, the Consolidated Statements of Cash Flows in the fiscal year ended March 31,2025 have been reclassified on a consistent basis.
As a result, in the Consolidated Statements of Cash Flows for the fiscal year ended March 31, 2025, an amount of JPY 10,107 million previously presented within “Other (net)” under “Cash flows from operating activities” has been reclassified and presented as JPY 5,945 million in “Settlement of forward exchange contracts, net” and JPY 16,052 million in “Other (net).”
This change represents a reclassification within cash flows from operating activities and has no impact on the total amount of net cash flows from operating activities.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2026 (Consolidated)
2.Material Accounting Policies
During the year ended March 31, 2026, the material accounting standards applied in Takeda’s consolidated financial statements were consistent with those applied in the prior year's consolidated financial statements.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.

(Earnings Per Share)
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	For the year ended March 31,
	2025	2026
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	107,928	191,762
Net profit used for calculation of earnings per share JPY (millions)	107,928	191,762
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,578,873	1,575,062
Dilutive effect (thousands of shares)	26,450	27,721
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,605,323	1,602,783

Earnings per share
Basic (JPY)	68.36	121.75
Diluted (JPY)	67.23	119.64

(Significant Subsequent Events)
Not applicable.